As filed with the Securities and Exchange Commission on January 23, 1997

                                    SEC Registration No. 33-90604


                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549


                      POST-EFFECTIVE AMENDMENT NO. 2
                                    TO
                      FORM S-2 REGISTRATION STATEMENT

                     UNDER THE SECURITIES ACT OF 1933


                      DELTA-OMEGA TECHNOLOGIES, INC.
          (Exact Name of Registrant as Specified in its Charter)

          Colorado             2842               84-1100774

(State or Other Juris-   (Primary Standard     (IRS Employer
diction of Incorporation) Industrial Classi-   Identification
                        fication Code Number)    Number)


                               119 Ida Road
                        Broussard, Louisiana  70518
                              (318) 837-3011


       (Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)


                       James V. Janes III, President
                               119 Ida Road
                        Broussard, Louisiana  70518
                              (318) 837-3011

     (Name, Address and Telephone Number of Agent for Service)

                                Copies to:

                          Roger V. Davidson, Esq.
               Cohen Brame & Smith Professional Corporation
                      1700 Lincoln Street, Suite 1800
                          Denver, Colorado  80203
                              (303) 837-8800
                            Fax (303) 894-0475



Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box:
[X]


Title of each Class of         Common Stock, $0.001 par value (2)
Securities being Registered

Amount being                   1,610,000 Shs.
Registered

Proposed                       $1.25
Maximum Offering
Price Per Share(1)

Proposed Maximum               $2,012,500
Aggregate Offering
Price

Amount of                      $  693.97
Registration Fee


Title of each Class of         Common Stock, $0.001 par value (3)
Securities being Registered

Amount being                   1,062,917 Shs.
Registered

Proposed                       $1.50
Maximum Offering
Price Per Share(1)

Proposed Maximum               $1,594,376
Aggregate Offering
Price

Amount of                      $  549.78
Registration Fee


Title of each Class of         Common Stock, $0.001 par value (4)
Securities being Registered

Amount being                   200,000 Shs.
Registered

Proposed                       $1.00
Maximum Offering
Price Per Share(1)

Proposed Maximum               $200,000
Aggregate Offering
Price

Amount of                      $  68.97
Registration Fee


Title of each Class of         Common Stock, $0.001 par value (5)
Securities being Registered

Amount being                   150,000 Shs.
Registered

Proposed                       $1.00
Maximum Offering
Price Per Share(1)

Proposed Maximum               $150,000
Aggregate Offering
Price

Amount of                      $  51.72
Registration Fee


          TOTAL . . . . . .


Proposed Maximum               $3,956,876
Aggregate Offering
Price

Amount of                      $ 1,364.44 (6)
Registration Fee



(1) Estimated solely for the purpose of determining the registration fee and calculated pursuant to Rule 457(a).


(2)  Issuable upon conversion of the Series B Convertible
     Exchangeable Preferred Shares.

(3)  Issuable upon exercise of the Class E Warrants.

(4)  Issuable upon exercise of the outstanding Placement Agent
     Warrants.

(5)  Issuable upon exercise of the Options owned by Fernand Baer.

(6) This Post-Effective Amendment No. 2 results in a decrease in the Amount of Registration Fee from that set forth in the original Form S-2 Registration Statement since there has been a reduction in the number of outstanding Series B Convertible Exchangeable Preferred Shares, and thus a reduction in the number of shares of Common Stock issuable upon conversion of the Series B Convertible Exchangeable Preferred Shares, from that set forth in the original Form S-2 Registration Statement. A registration fee of $1,532.54 was paid upon the filing of the original Form S-2 Registration Statement; accordingly, no additional registration fee is due upon the filing of this Post-Effective Amendment No. 2.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                      DELTA-OMEGA TECHNOLOGIES, INC.

                           CROSS REFERENCE SHEET
                 BETWEEN ITEMS OF FORM S-2 AND PROSPECTUS


Note: The Registrant is a "Small Business Issuer" and pursuant to Instruction II.C to Form S-2, Registrant has used the requirements of Regulation S-B instead of Regulation S-K in preparing this Form S-2.

Item Registration Statement             Prospectus
No.  Item and Heading                   Caption

1.   Forepart of the Registration
     Statement and Outside Front        Outside Front Cover
     Cover Page of Prospectus . . .     Page
2.   Inside Front and Outside Back      Inside Front and
     Cover Pages of Prospectus. . .     Outside Back Cover Pages
3.   Summary Information, Risk
     Factors and Ratio of Earnings      Prospectus Summary
     to Fixed Charges . . . . . . .     and Risk Factors
4.   Use of Proceeds. . . . . . . .     Use of Proceeds
5.   Determination of                   Cover Page; Selling
     Offering Price . . . . . . . .     Shareholders; and
                                        Description of Securities
6.   Dilution . . . . . . . . . . .     *
7.   Selling Security Holders . . .     Selling Shareholders
8.   Plan of Distribution . . . . .     Plan of Distribution /
                                        Determination of
                                        Offering Price
9.   Description of Securities to be    Description of
     Registered . . . . . . . . . .     Securities; Plan of
                                        Distribution /
                                        Determination of
                                        Offering Price
10.  Interests of Named Experts and
     Counsel. . . . . . . . . . . .     Legal Matters
11.  Information with Respect to the
     Registrant . . . . . . . . . .     Available Information
12.  Incorporation of Certain
     Information by Reference . . .     Documents Incorporated
                                        by Reference
13.  Disclosure of Commission
     Position on Indemnification for
     Securities Act Liabilities . .     Indemnification


__________________

*    Not applicable or None.

                         PROSPECTUS

                         Common Stock

                    DELTA-OMEGA TECHNOLOGIES, INC.
           3,022,917 Shares offered by Selling Shareholders

     Certain Selling Shareholders are offering, pursuant to this Prospectus, up to 3,022,917 shares of Delta-Omega Technologies, Inc.'s ("Delta-Omega" or the "Company") $.001 par value common stock (the "Selling Shareholder Shares"), which shares, though they are being offered by the holders of such Selling Shareholder Shares, are being registered by the Company on behalf of certain of its shareholders (the "Selling Shareholders"). Upon the sale of the Selling Shareholder Shares, the Company will not receive any of the proceeds from the Selling Shareholder Shares. The Selling Shareholder Shares consist of the following:

(1) 1,610,000 shares of common stock underlying conversion rights associated with currently outstanding Series B
     Preferred Stock;
(2) 1,262,917 shares of common stock underlying currently outstanding warrants; and
(3)  150,000 shares underlying an outstanding option.  (See
     "DESCRIPTION OF SECURITIES.")

     The registration statement, of which this Prospectus is a part, is serving to meet an undertaking made by the Company to register the resale of the common shares underlying the conversion rights of the Series B Preferred Stock sold in a private placement during 1994 and certain other registration rights.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
COMMISSION
PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THERE ARE CERTAIN RISKS INVOLVED WITH THE OWNERSHIP OF
THIS
COMPANY'S SECURITIES INCLUDING RISKS RELATED TO ITS BUSINESS
AND
MARKET FOR ITS SECURITIES.  FOR INFORMATION REGARDING CERTAIN
RISKS RELATING TO THE COMPANY, SEE "RISK FACTORS."

     The Company has been advised by the Selling Shareholders that they or their successors may sell all or a portion of the $.001 par value common stock offered hereby from time to time in the over-the-counter market, if such a market exists, in privately negotiated transactions, or otherwise, including sales through or directly to a broker or brokers. Sales will be at prices and terms then prevailing, if any, or at prices related to the then current market prices or at negotiated prices. In connection with any sales, any broker or dealer participating in such sales may be deemed to be an underwriter within the meaning of the Securities Act of 1933. (See "PLAN OF DISTRIBUTION.")

     The Company will receive no part of the proceeds of such sales, but will receive funds upon the exercise of the Warrants. All expenses incurred in connection with this offering, which expenses are not expected to exceed $12,000, are being borne by the Company.

     The Common Stock of Delta-Omega Technologies, Inc. is traded
"over-the-counter" on the "Bulletin Board" (Symbol:  DOTK).  On
January 10, 1997, the last sale price of the Company's common stock was $.63.

     The date of this Prospectus is March 31, 1995 as amended
July 10, 1996 and January 17, 1997.

                   DOCUMENTS INCORPORATED BY REFERENCE

     The following documents heretofore filed by the Company under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference.

     (1) The Company's Annual Report on Form 10-KSB for the fiscal year ended August 31, 1996;
          and

     (2)  The Company's Quarterly Reports on Form 10-
          QSB for the fiscal quarters ended
          November 30, 1996.

     Any statement made in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such statement is replaced or modified by a statement contained in a subsequently dated document incorporated by reference or contained in this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Written or oral requests for such copies should be directed to Marian A. Bourque, Chief Accounting Officer, Delta-Omega Technologies, Inc., 119 Ida Road, Broussard, Louisiana 70518; telephone (318) 837-3011.

                           AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Act of 1933 (the "Act") and in accordance therewith files reports, proxy statements and other information with the Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, DC 20549, and the Commission's Regional Offices at The Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago IL 60661-2511, and the New York Regional Office, 7 World Trade Center, 12th Floor, New York, NY 10048. Copies of such materials can also be obtained from the Public Reference Section of the Commission at Judicial Plaza, 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates.

     The Company has filed with the Commission in Washington, DC, a Registration Statement under the Act, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits and financial statements filed therewith or incorporated therein by reference. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or incorporated herein by reference, each statement being qualified in its entirety by such reference. The Registration Statement, including the exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, DC, and copies of any and all parts thereof may be obtained from such office after payment of the fees prescribed by the Commission.

                       ANNUAL AND QUARTERLY REPORTS

     This Prospectus is accompanied by a copy of the Company's
Annual Report on Form 10-KSB for the fiscal year ended August 31, 1996, and the Company's Quarterly Reports on Form 10-QSB for the fiscal quarter ended November 30, 1996 as filed with the Securities and Exchange Commission.

                              INDEMNIFICATION

     Article X of the Registrant's Articles of Incorporation provides that the corporation may indemnify each current and former director, officer, and any employee or agent of the corporation, his heirs, executors, and administrators, against expenses reasonably incurred or any amounts paid by him in connection with any action, suit, or proceeding to which he may be made a party by reason of his being or having been a director, officer, employee or agent of the corporation in the same manner as is provided by the laws of the State of Colorado. Additionally, to the fullest extent permitted by statute, the Company has limited the liability of directors from actions filed by shareholders and other third parties.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                            PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements (including notes thereto) incorporated by reference in this Prospectus.

     This Prospectus and the 10KSB for the year ended August 31, 1996 incorporated by reference herein include certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts, included in this Prospectus that addresses activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including such matters as future capital, development and exploration expenditures (including the amount and nature thereof), drilling of wells, reserve estimates (including estimates of future net revenues associated with such reserves and the present value of such future net revenues), future production of oil and gas, repayment of debt, business strategies, expansion and growth of the Company's operations and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed below, general economic and business conditions, the business opportunities (or lack thereof) that may be presented to and pursued by the Company, changes in law or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

                                The Company

     Delta-Omega Technologies, Inc. was organized under the laws of the State of Colorado on December 22, 1988 as Barclay's West, Inc. In November 1989, the Company acquired, via a Share Exchange Agreement, all of the outstanding securities of Delta-Omega Technologies, Ltd. On December 22, 1989, the Company changed its name from Barclay's West, Inc. to Delta-Omega Technologies, Inc. to reflect the acquisition.

     The Company is engaged in the development, manufacture and marketing of environmentally safe specialty chemicals for use in a variety of industrial and military applications. These products are deemed to be environmentally safe because they are water-based, non-toxic and biodegradable. These products replace hazardous, flammable, toxic and ozone depleting chemicals in a broad range of cleaning and emergency response applications. The Company has also developed a product to remediate hydrocarbon contamination from soil and water. The Company is developing proprietary products that address large markets where there is limited environmentally safe competition, or little or no existing products that provide effective performance.

     Prior to fiscal 1993, Delta-Omega was a development stage enterprise whose main objective was to conduct research and development. By that time, the Company had completed a majority of the research, development and testing of its products. In September 1992, the Company assumed an operating status, began operations in September 1993 and in January 1994 began to build its core staff of marketing, sales, financial and administrative personnel.

     The Company's offices are located at 119 Ida Road,
Broussard, Louisiana 70518; its telephone number is
(318) 837-3011.

                               The Offering

Securities Offered by
Selling Shareholders . . . . . . . .    3,022,917 (1)

Terms of Class E
Warrants  . . . . . .. . . . . . . .    Exercisable for $1.50 per
                                        share until June 15, 1997
                                        with rights of
                                        oversubscription

Terms of Placement
Agent Warrants . . . . . . . . . . .    Exercisable for $1.00 per
                                        share until October 15,
                                        1999

Terms of Options . . . . . . . . . .    Exercisable for $.90
                                        per share until September
                                        15, 1997

Securities Outstanding(2)(3) . . . .    12,745,320 Common Shares
                                        1,610,000 Series B
                                        Preferred Shares
                                        2,471,667 Series C
                                        Preferred Shares
                                        1,062,917 Class E
                                        Warrants
                                        2,471,667 Class Z
                                        Warrants
                                        1,952,007 Options
                                        600,000 Warrants

Nasdaq (Bulletin Board)
Symbol. . . . . . . . . . . . . . .     Common Stock:  DOTK


Use of Proceeds . . . . . . . . . .     Any net proceeds that the
                                        Company may realize upon
                                        the exercise of the
                                        Warrants or Options will
                                        be used for working
                                        capital.  The Company
                                        will not receive any
                                        proceeds from the sale of
                                        common stock by the
                                        Selling Shareholders.

Risk Factors. . . . . . . . . . . .     An investment in the
                                        securities offered hereby
                                        involves a high degree of
                                        risk, including a lack
                                        of liquidity in the
                                        market for the Company's
                                        common stock.
                                        Prospective investors
                                        should review carefully
                                        and consider the factors
                                        described in "Risk
                                        Factors."


(1) Includes shares of common stock underlying the conversion privileges in the Series B Convertible Exchangeable
     Preferred Shares, Warrants and Options.

(2) Unless otherwise indicated, all references in the Prospectus to per share data and number of shares exclude 1,600,000 shares of common stock issuable upon the exercise of any options granted or which may be granted under the Company's 1991 Stock Option Plan and 1994 Stock Option Plan. (See "PRINCIPAL SHAREHOLDERS" and "DESCRIPTION OF SECURITIES.")

(3) There is an effective registration statement covering the resale of the common shares underlying the conversion of the Series C Preferred Shares, the Class Z Warrants and 79,340 additional common shares.

                               RISK FACTORS

     These securities involve a high degree of risk. Prospective purchasers should consider carefully, among other factors set forth in the Prospectus, the following:

Risk Factors Relating to Business of the Company

     1. Possible Failure of the Company. Since the Company commenced operations in March, 1989, it has continued to operate regularly at a loss and until very recently, has generated only minimal revenues from sales of its products and services. The ability of the Company to continue its operations is therefor dependent on its ability to support operations until such time as the Company becomes profitable. The Company believes that it has adequate cash reserves to finance its operations at least through fiscal 1997. Ultimately, the ability of the Company to succeed is, accordingly, dependent in a large part upon the development of its markets and acceptance of its products, technology and services, and to overcome the numerous difficulties, expenses and delays typically associated with a company developing new technologies. Therefor, investors in this offering risk the loss of their entire investment if the Company is unable to continue in operation. ("See "FINANCIAL STATEMENTS.")

     2. Lack of Market Research Concerning the Company's Products and Services and Possible Lack of Market Acceptance.
The products and services developed by the Company are innovative and new to the market and there can be no assurance that such products and services will be sufficiently accepted. The Company has not obtained or undertaken any formal market research study with respect to the establishment of its market areas. The product mix of the Company is reviewed periodically, and changes to the product mix offered to the market may vary depending on market acceptance.

     3. Possible Loss of Contracts with Significant Suppliers. Raw materials for the finished product are procured from a number of sources to provide flexibility. Although the Company has its own material blending capability, loss of availability of contract blending facilities could adversely affect the operations of the Company until it could replace the lost manufacturing output with an expansion of its own blending facilities. Such expansion would require an increase in the Company's overall capital expenditures.

     4. Government Regulation and Industry Specifications. The Company engages in the development of products and provides services which may be regulated by, or subject to the requirements of, various governmental and private agencies, including the U.S. Environmental Protection Agency and the Food and Drug Administration, military specifications, military technical orders, and specific industry standards. Continual compliance with these requirements is expected to be time-consuming and expensive. Failure to obtain necessary governmental approvals may have a material adverse effect upon the Company's operations. The Company's products are currently considered to be non-toxic and non-hazardous, and accordingly unregulated. There can be no assurance, however, that all of the constituents utilized in the Company's products will remain excluded as a subject of regulatory guidelines or from lists of proscribed toxic substances in reportable quantities. In the event that any of the substances used in the Company's products becomes the subject of regulatory guidelines or becomes listed as a toxic substance, the Company could suffer an adverse impact due to a possible impairment, or total loss, of its perceived competitive advantage until suitable replacement constituents are identified and implemented.

     5. Limited Patent Protection. Multi-Foam EFFFTM/Haz-CleanTM and DOT 111/113TM, two of the Company's proprietary products pertinent to its business operations, are currently protected by United States Patent Numbers 5,061,383 and 5,308,550, respectively. Patent applications are pending on Omni-Clean SD and CreoSolv. Applications for trademarks and trade names are also in progress. However, no assurance can be given that other entities will not be able to compete with the Company using similar formulations or processing techniques. To the best of Management's knowledge, the Company's products and services do not infringe upon any patents held by others.

     6. Limited Marketing Capabilities. The Company has only limited marketing capabilities and must rely on its own internal marketing efforts since its prior efforts to utilize large regional and national independent distributors had only limited success. The Company is continuing to explore new avenues for the marketing of its products. The Company may change its marketing plans in the future if current marketing efforts are unsuccessful. The success of the Company is directly tied to the success of its marketing efforts.

     7. Product Liability. It is possible that personal injuries may arise from the use of the Company's products. The Company currently maintains product liability insurance for products it develops and sells. However, the Company could be materially adversely affected by any product liability claims that may be awarded in excess of policy limits. Management believes that the likelihood of personal injury is low.

     8. Success Dependent on Key Personnel. Success of the Company depends on the active participation of its President, James V. Janes, III. The Company has not entered into an employment agreement with Mr. Janes and the loss of his services would adversely affect the development of the Company's business and its likelihood of success. (See "MANAGEMENT.")

     9. Lack of Management Experience. Except for it's new Chairman of the Board of Directors, the Company's management, although experienced in various phases of business, marketing and the chemical industry, including product research and development, has limited experience operating as managers and executive officers and has only minimal experience in manufactur-ing and marketing. (See "MANAGEMENT.")

     10. Competition. The Company's products are subject to intense competition from numerous firms currently engaged in chemical research and product development. Many of these companies are substantially larger than the Company and have substantially greater resources, operating histories and experience. There can be no assurance that the Company will be able to compete successfully with these other companies or achieve profitable operations.

Risk Factors Relating to this Offering

     1. Absence of Public Market for Company's Securities. Although there presently exists a sporadic, limited market for the Company's common stock, there can be no assurance that any market can be sustained. The investment community could show little or no interest in the Company in the future. As a result, purchasers of the Company's common stock may have difficulty in reselling such securities should they desire to do so.

     2. Potential Material Adverse Effect On Company's Securities Resulting From Penny Stock Regulations. Due to certain regulations promulgated by the Securities and Exchange Commission pertaining to penny stocks, which regulations define a penny stock to be any equity security that has a market price (as defined) of less than $5.00 per share subject to certain exceptions, and the fact that the Company's common stock could be subject to these regulations, the liquidity of the Company's securities could be materially adversely affected. Such material adverse effects could include, among other things, impaired liquidity with respect to the Company's securities, and burdensome transactional requirements (including, but not limited to, waiting periods, account and activity reviews, disclosure of additional personal financial information and substantial written documentation) associated with transactions in the Company's securities.

     3. Offering Price was Arbitrarily Determined. The offering price is likely the market price in the over-the-counter market. There is no direct relationship between the offering price and the Company's assets, book value, shareholders' equity or any other recognized criterion of value.

     4. Dividends. No dividends have been paid on the Common Stock since inception and none are contemplated at any time in the foreseeable future. Further, seven percent cumulative annual dividends are also payable on the Series B Convertible Exchangeable Preferred Stock. Seven percent cumulative annual dividends are also payable on the Series C Convertible Voting Preferred Stock. All dividends on issued and outstanding series of preferred stock have been paid in the form of restricted shares of common stock pursuant to the authority granted the Company's Board of Directors in the pertinent designation of rights and preferences. Unless and until the Company is profitable, it is unlikely that it will pay dividends in cash. (See "DESCRIPTION OF SECURITIES.")

                            RECENT DEVELOPMENTS

Liquidity and Capital Resources

     During the fourth quarter of fiscal 1996, the Company closed a private offering of Series C Preferred Stock solely to accredited investors and raised approximately $1.8 million. All $165,000 borrowed from three of its directors during the second quarter of fiscal 1996 was substantially converted to units of the private offering. The offering was closed on August 31, 1996.

     Management believes, although no assurances can be made, that the funds raised in the offering will allow the Company to maintain its current level of operations for at least twelve months.

Government Contract for DOT 111/ 113TM

     On May 17, 1996, the Company announced the award of its first major contract to supply the United States Air Force with DOT 111/113TM to be utilized for cleaning military aircraft and aerospace ground equipment. The one-year contract provides for an optional two-year extension and has the potential to generate approximately $600,000 annually. During the first quarter of fiscal 1997, average monthly sales of $45,000 to $50,000 were generated from this contract.

Soil Remediation Contract for HazCleanTMSR

     One of the Company's soil remediation products and a portion of its soil remediation unit were included as integral parts of a bid to remediate jet fuel contaminated soil. The contract was awarded by a major aviation company to Worldwide Remediation, Inc. ("WRI") of Houston, Texas. The Company, as a subcontractor to WRI, is furnishing HazCleanTMSR for use as the pre-treatment agent and will be the active cleaning compound in the soil washing operation of the project.

Mud Recycling Process

     The Company has successfully demonstrated a new technology for recovering barite and oil from spent drilling muds. This unique technology has commercial potential for the oil and gas exploration business. The Company has entered into a Cooperation Agreement with the SWACO Division of M-I Drilling Fluids L.L.C. to optimize process parameters and equipment system for its proprietary process. No estimate of revenues are possible in this early stage of development because the results of this technology have to be commercially explored. A full scale on-site demonstration is scheduled in January 1997.

                              USE OF PROCEEDS

     Any net proceeds that the Company may realize upon the exercise of the Class Z Warrants will be used for working capital.

     The Company will not receive any proceeds from the sale of the common stock by the Selling Shareholders.

                              DIVIDEND POLICY

     The Company has not paid cash dividends since its inception. The Company does not anticipate paying any cash dividends on its common stock in the foreseeable future. The payment of future dividends on the common stock will be at the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's earnings, capital requirements, financial condition and restrictions contained in loan agreements, if any.

     Seven percent cumulative annual dividends are payable on both the Series B Convertible Exchangeable Preferred Stock and the Series C Convertible Preferred Stock. All dividends on issued and outstanding series of preferred stock have been paid in the form of restricted shares of common stock pursuant to the authority granted the Company's Board of Directors in the pertinent designation of rights and preferences. Unless and until the Company is profitable, it is unlikely that it will pay dividends in cash. (See "DESCRIPTION OF SECURITIES.")

                                MANAGEMENT

     The executive officers and directors of the Company and their ages and positions with the Company or its subsidiaries are as follows:

                                                  Period from
Name                   Age    Position            Which Served

L. G. Schafran          57   Chairman of the Board
         01/96

James V. Janes, III     48   President, CEO and   10/89
                             Director

Donald P. Carlin        37   Director             10/90

Richard A. Brown        48   Director             10/90

David H. Peipers        39   Director             01/96

Marian A. Bourque       35   Chief Financial      04/96
                             and Accounting
                             Officer, Secretary
                             and Treasurer

     The Company has no knowledge of any arrangement or understanding in existence between any executive officer named above and any other person pursuant to which any such executive officer was or is to be elected to such office or offices. All officers of the Company serve at the pleasure of the Board of Directors. No family relationship exists among the directors or executive officers of the Company. All Officers of the Company will hold office until the next Annual Meeting of the Company's shareholders. There is no person who is not a designated Officer who is expected to make any significant contribution to the business of the Company.

L. G. Schafran -- Chairman of the Board of Directors. Chairman of the Board of Directors of the Company since February 1996, Mr. Schafran is currently a Director and Chairman of the Executive Committee of Dart Group Corporation and its two principal affiliates, Trak Auto Corporation and Crown Books Corporation. Mr. Schafran is also a Director or Trustee of Capsure Holdings Corp., Glasstech, Inc., National Income Realty Trust, Oxigene, Inc. and Publicker Industries, Inc. Mr. Schafran earned a B.B.A. from the University of Wisconsin in 1960 and a M.B.A. also from the University of Wisconsin in 1961.

Donald P. Carlin -- Director. A Director of the Company since October 1990, Mr. Carlin has been a director of Oxigene, Inc., a publicly held company involved in cancer research, since 1992. Since 1982, Mr. Carlin has been Chief Executive Officer and a principal shareholder of the Moores Companies, a group of South Louisiana companies in the oil field service and real estate industries. Mr. Carlin earned a B.S. degree from the University of Southwestern Louisiana in 1981.

Richard A. Brown -- Director. A Director of the Company since October 1990, and Chairman of the Board from 1991 to 1995, Mr. Brown has been the sole proprietor of the venture capital firm Eagle Ventures since 1989. Mr. Brown has been a Director of Oxigene, Inc. a publicly held company involved in cancer research, since 1988 and a Director of Angiosonics, Inc., a company involved with cardiac intervention devices, since 1992. From 1986 until 1989, Mr. Brown was President of Eagle Financial Group, Inc., a venture capital and investment banking firm. Prior to 1986, Mr. Brown was engaged in the financing and analysis of development stage companies involved in medical electronic technology. Mr. Brown earned a B.A. degree from Hamilton College in 1970.

James V. Janes, III, -- Director and President. A Director of the Company since February 1990, and President since January 1996, Mr. Janes was General Manager of Delta-Omega Technologies, Ltd., the Company's wholly owned subsidiary, from November 1989 to December 1990. From 1977 to 1989, Mr. Janes was President of Janes Industries, Inc., a Louisiana corporation licensed as a general contractor. Mr. Janes has also served on the boards of directors of Southland Federal Savings Bank, Opelousas, Louisiana since 1986, and St. Landry Home Builders Association, Opelousas, Louisiana since 1983. Mr. Janes served in the U.S. Air Force, earning the Distinguished Flying Cross, and between 1973 and 1977 was an instructor and evaluator with the 58th TAC Fighter Squadron at Eglin Air Force Base in Florida. Mr. Janes earned a B.S. from Northwestern State University in 1970.

David H. Peipers -- Director. A Director of the Company since February 1996, Mr. Peipers is a co-founder and Chairman of Bedminster Bioconversion Corporation, a private company which designs and develops large scale composting facilities for the treatment of organic waste streams. He is also an active private investor in and director of various companies, including Segrets, Inc., Cyto Ltd., and SK Technologies. Mr. Peipers earned an A.B. from Harvard College in 1978 and a J.D. from Harvard Law School in 1981.

Marian A. Bourque -- Chief Financial and Accounting Officer, Secretary and Treasurer. Chief Financial and Accounting Officer, Secretary and Treasurer of the Company since April 1996, Ms. Bourque was Controller of the Company from December 1994 to April 1996. Her past associations include Broussard, Poche, Lewis and Breaux CPA Firm, where she was active in the Management Advisory Department and Adobe Oil & Gas, where she was the Accounts Payable Supervisor. Ms. Bourque, a Certified Public Accountant, earned a B.S. in Accounting from the University of Southwestern Louisiana in 1993.

                          PRINCIPAL SHAREHOLDERS

         The following table sets forth, as of December 30, 1996, the common stock ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's common and preferred stock ("Principal Shareholders"), all Directors and Officers individually and all Directors and Officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown. All shares are "restricted securities" and as such are subject to limitations on resale. The shares may be sold pursuant to Rule 144 under certain circumstances. There are no contractual arrangements or pledges of the Company's securities, known to the Company, which may at a subsequent date result in a change of control of the Company.


                               Amount of
                           Beneficial Ownership(1)


                       Common and  Options
Name and Address of    Preferred   and                 % of
Beneficial Owner         Stock     Warrants    Total    Class(2)

L.G. Schafran(3)       ---          600,000    600,000    3.44%
54 Riverside Drive #14B
New York, NY 10024

Donald P. Carlin(4)    1,111,127    137,000  1,248,127    7.36%
P.O. Box 51808
Lafayette, La. 70505

Richard A. Brown (5)     629,872     - 0 -     629,872    3.74%
P.O. Box 8706
Longboat Key, FL 34228

James V. Janes, III (6)  201,038    211,500    412,538    2.42%
231 Dr. Charlie Drive
Opelousas, La. 70570

David H. Peipers (7)   1,727,450    130,000  1,857,450   10.95%
610 Tenth Avenue, Suite 605
New York, NY 10020

Moores Pump & Supply,    748,617     - 0 -     748,617    4.45%
P.O. Box 51808
Lafayette, LA  70505

Vernon Taylor, Jr. (9) 1,950,955    165,000  2,115,955   12.45%
1670 Denver Club Building
Denver, CO 80202

The Winsome Limited    1,596,047    130,000  1,726,047   10.18%
 Partnership (10)
F/K/A Crossroads Limited
 Partnership
610 Tenth Avenue, Suite 605
New York, NY 10020

GAMI Investments,
 Inc. (11)               933,333    933,333  1,866,666   10.51%
Two North Riverside
 Plaza, Suite 1100
Chicago, IL  60606

Marian A. Bourque          -0-        -0-       -0-        0%
P.O. Box 81518
Lafayette, LA  70598-1518

All Directors and
Officers as a Group
(Six Persons)(12)      3,669,487  1,078,500  4,747,987   26.52%


(1) Rule 13d-3 under the Securities Exchange Act of 1934, involving the determination of beneficial owners of securities, includes as beneficial owners of securities, among others, any person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has, or shares, voting power and/or investment power with respect to such securities; and, any person who has the right to acquire beneficial ownership of such security within sixty days through means, including but not limited to, the exercise of any option, warrant or conversion of a security. In making this calculation, options and warrants which are significantly out-of-the-money" and therefore unlikely to be exercised within sixty days are not included in the calculation of beneficial ownership. For this purpose, the Company deems options and warrants with an exercise price above $.75 as unlikely to be exercised within the next sixty days. Any securities not outstanding which are subject to such options, warrants or conversion privileges are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person, but are not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

(2) As of December 30, 1996, there were 12,745,320 shares of common stock, 1,610,000 shares of Series B Convertible Exchangeable Preferred Stock and 2,471,667 shares of
     Series C Convertible Exchangeable Preferred Stock issued and outstanding. Each share of the Series B and Series C Convertible Exchangeable Preferred Stock is entitled to one vote and votes together with the common stock as a single class except upon matters relating to the amendment of rights and preferences for the preferred stock. Accordingly, there are 16,826,987 shares of capital stock entitled to vote upon ordinary matters and the percentages in this column are based upon such number of shares.

(3) Mr. Schafran owns options to purchase 600,000 shares of common stock. Mr. Schafran also owns warrants to purchase 600,000 shares of common stock at an exercise price of $2.00 per share, but these have been excluded from the calculation of his beneficial ownership due to the material difference between the exercise price and the current trading price of the common stock. Mr. Schafran s wife owns 136,562 shares of common stock, 131,667 shares of preferred stock and warrants to purchase 116,557 shares of common stock.
     Mr. Schafran disclaims beneficial ownership of the stock owned by his wife.

(4) Mr. Carlin owns 155,696 shares of common stock and options to purchase 137,000 shares of common stock. Mr. Carlin also owns warrants to purchase 10,015 shares of common stock at an exercise price of $1.50 per share, but these have been excluded from the calculation of his beneficial ownership due to the material difference between the exercise price and the current trading price of the common stock. Mr. Carlin could be considered a beneficial owner of 23,814 shares of common stock and 25,000 shares of preferred stock held by his wife and 30,000 shares of common stock held by his children. Mr.
     Carlin could also be considered a beneficial owner of 748,617 shares of common stock held by Moores Pump &
     Supply, Inc., of which Mr. Carlin is a principal shareholder. Mr. Carlin could also be considered the beneficial owner of 128,000 shares of common stock held by C&M Land Account of which Mr. Carlin is a principal shareholder and director.

(5) Mr. Brown owns 551,526 shares of common stock. Mr. Brown could be considered a beneficial owner of 66,680 shares of common stock held in custodial account for his son Alexander
     J. Brown and 11,666 shares of common stock held by Quando Partnership, of which Mr. Brown has a 1/6 partnership interest. Mr. Brown also beneficially owns warrants to purchase 124,472 shares of common stock at an exercise price of $1.50 per share (6,670 of which are held in a custodial account for his son), but these have been excluded from the calculation of his beneficial ownership due to the material difference between the exercise price and the current trading price of the common stock.

(6) Mr. Janes owns 194,078 shares of common stock and options to purchase 211,500 shares of common stock. He could be considered a beneficial owner of 6,960 shares held in joint tenancy with his mother. Mr. Janes also owns options to purchase 10,000 shares of common stock at an exercise price of $2.00 per share, but these have been excluded from the calculation of his beneficial ownership due to the material difference between the exercise price and the current trading price of the common stock.

(7)  Mr. Peipers owns 131,403 shares of common stock.  Mr.
     Peipers could be considered a beneficial owner of
     1,408,368 shares of common stock, 130,000 shares of
     preferred stock and warrants to purchase  130,000
     shares of common stock held by The Winsome Limited
     Partnership F/K/A Crossroads Limited Partnership, of which Mr. Peipers is General Partner. Mr. Peipers could also be considered a beneficial owner of 7,679 common shares and 50,000 shares of preferred stock held by Cornerhouse Limited Partnership, an affiliate of The
     Winsome Limited Partnership.

(8)  Moores Pump & Supply, Inc. is an entity for which Donald P.
     Carlin is a principal shareholder and director. Moores owns 748,617 shares of common stock.

(9) Mr. Taylor owns 507,054 shares of common stock, 200,000 shares of preferred stock and warrants to purchase
     100,000 shares of common stock. Mr. Taylor could be considered a beneficial owner of 435,000 shares of common stock held by a family member and 284,000 shares of common stock held by a corporation for which Mr. Taylor is an officer. Mr. Taylor could also be considered a beneficial owner of 59,901 shares of common stock and 400,000 shares of preferred stock held by the Ruth and Vernon Taylor Foundation and 65,000 shares of preferred stock and warrants to purchase 65,000 shares of common stock held by the Sara Taylor Swift Revocable Trust, since Mr. Taylor is a trustee of both.

(10) The Winsome Limited Partnership F/K/A Crossroads Limited Partnership, is an entity for which David H. Peipers is the General Partner. The Winsome Limited Partnership owns 1,408,368 shares of common stock, 130,000 shares of preferred stock and warrants to purchase 130,000 shares of common stock. The Winsome Limited Partnership could also be considered a beneficial owner of 7,679 shares of common stock and 50,000 shares of preferred stock held by Cornerhouse Limited Partnership, an affiliate of The Winsome Limited Partnership. The
     Winsome Limited Partnership also owns warrants to purchase 20,000 shares of common stock at an exercise price of $1.50 per share, but these have been excluded from the calculation of its beneficial ownership due to the material difference between the exercise price and the current trading price of the common stock.

(11) GAMI Investments, Inc., a Delaware corporation, owns 933,333 shares of preferred stock and warrants to purchase
     933,333 shares of common stock.

(12) The Directors and Officers as a group (six persons) beneficially own 3,464,487 shares of common stock, 205,000 shares of preferred stock, warrants to purchase 130,000 shares of common stock and stock options to purchase 948,500 shares of common stock.

                           SELLING SHAREHOLDERS

     The following table shows for the Selling Shareholders (i) the number and percentage of common shares of the Company beneficially owned by them as of December 31, 1996, and (ii) the number of common shares covered by this Prospectus. In each case the table assumes the (i) conversion of the preferred stock to common stock, and (ii) the exercise of the Class E Warrants and the Placement Agent Warrants to common stock.


         (a)  Selling Shareholder Shares Underlying Series B
              Preferred Stock

                    Number   Number
                      of       of
                    Common   Common       Number
                    Shares   Shares         of       Percent
                    Benefi-  Covered      Shares     of Class
Selling             cially   By This    Owned After  If Over
Shareholders        Owned   Prospectus   Offering     1%


Allen & Company
  Incorporated*    589,645    250,000     339,645     2.61%


Baer, Fernand B.
 Jr.*              334,564     15,000     319,564     2.55%

Balestra Capital
 Partners          172,730    150,000      22,730

Bender, Susan J    114,417    100,000      14,417

Brown, JoAnn(1)*    10,543     10,000         543


Brown, JoAnn C/F
  Alexander J. Brown,
  a minor (2)*      10,543     10,000         543

Carlin, Bonnie(3)   28,814     25,000       3,814

The Cornerhouse Limited
 Partnership        57,679     50,000       7,679

Cuskley, Kevin P.   28,604     25,000       3,604

Hebert, Brian       17,160     15,000       2,160

Hebert, Brian Sr.    5,961      5,700         261

Hocker, Richard     57,208     50,000       7,208

LEGG Mason Wood
 Walker Cust Stanley
 Lobel             143,928    125,119      18,809

LeBlanc, Michelle    4,919      4,300         619

Levy, Frank         67,259     50,000      17,259

Miller,
 Mark Timothy*      50,000     50,000       - 0 -

Morris Lobel &
 Sons, Inc.         28,621     24,881       3,740

Schafran, Lynn*     28,595     25,000       3,595

The Ruth & Vernon
 Taylor Foundation 459,901    400,000      59,901

Taylor, Vernon Jr. 164,554    100,000      14,554

Trapp, Peter        29,625     25,000       3,625

Universal Partners,
 L.P                28,578     25,000       3,578

Wight Investment
 Partners           40,388     35,000       5,388

Worthington,
 Lucinda            45,726     40,000       5,726


        (b) Selling Shareholders Shares Underlying Class E
            Warrants



                    Number   Number
                      of       of
                    Common   Common       Number
                    Shares   Shares         of       Percent
                    Benefi-  Covered      Shares     of Class
Selling             cially   By This    Owned After  If Over
Shareholders        Owned   Prospectus   Offering     1%

Aboudi, Joseph
 and Lillian        8,148     4,445       3,703

Allen & Company,
 Inc.*             44,445    44,445       - 0 -

Baer & Company     85,990    15,330      70,660

Baer, F. B.        15,000     5,000      10,000

Baer, Fernand B.
 Jr.*             194,458    34,458     160,000       1.28%

Bear Stearns
 Securities Corp.  38,173    38,173       - 0 -

Bergeaux, Gerald      333       333       - 0 -

Bernard, Allen P.  10,015    10,015       - 0 -

Brown,
 JoAnn F.(1)*     114,315     6,667     107,648

Brown, JoAnn F.
 C/F Alexander
 J. Brown,
 a minor*          71,832     6,670      65,162

Brown,
 Richard A.       669,328   117,802     551,526       4.29%

Bruce, Michael
 R. and Sandra S.  44,445     8,445      36,000

Bucchi, Phillip R.
 and Edith A.       1,000     1,000       - 0 -

Carcano, Felix    160,801   160,801       - 0 -

Carlin,
 Donald P.      1,229,328    10,015   1,219,313       9.56%

Cede & Co.      6,016,880       1     6,016,879      47.20%


Chehebar, Joey      4,074     2,223       1,851

Churchill
 Associates, L.P.      2        1           1

Copeland,
 Alfred T. Jr.         1        1         - 0 -

Datrix Corp.      167,500   167,500       - 0 -

The Crossroads Limited
 Partners and
 David Peipers  1,440,330     4,242   1,436,088      11.26%

The Crossroads Limited
  Partnership      15,758    15,758       - 0 -

Ari Dani Corp.     10,184     5,556       4,628

Deutschmann,
 Jacob H.          15,501    15,501       - 0 -

Edwards, Perrin D.
 and Anne I.
 Gines              5,001     5,001       - 0 -

Esses, Sara         8,519     2,223       6,296

Finsilver, Joan     4,074     2,223       1,851

Forwand, Barry     12,778     3,334       9,444

Giles, Edward M.    8,889     8,889       - 0 -

Goldstein, Walter
 and Batya         43,704     4,445      39,259

Groo, A. Lawrence* 69,363     1,393      67,970

Herzog Heine Geduld,
 Inc.              50,001    50,001       - 0 -

Jeffrey, John B.    1,100       100       1,000

Jeffrey,
 Richard R.        36,253     7,023      29,230

Jeffrey, Robert C.  1,300       100       1,200

Johnston, Richard   8,223     8,223       - 0 -


Kavouras,
 Thomas and Lulu    8,519     2,223       6,296

Khermouch, Sherrie
 and Raymond            1        1        - 0 -

Kleinhandler,
 Naomi             21,853     2,223      19,630

Klotz, Jeffrey
 and Elizabeth      3,001     2,223         778

Lehmann, Aaron      4,000     4,000       - 0 -

Lewco Securities
 Corp.             19,000    19,000       - 0 -

Ciera Limited      17,407     2,223      19,630

Lobel, David       10,001     3,334       6,667

Lobel, Stanley     45,918     8,886      37,029

McDonald, William
 D. and Carol F.   87,034    11,111      75,923

McNeely, Loren      1,667    1,667        - 0 -

Middlegate Securities,
 Ltd.              37,750   37,750        - 0 -

Miller,
 Mark Timothy*    123,689    6,720      116,969

Mizrahi, David      4,074    2,223        1,851

Murphy, Robert M.     2         1            1

Ostrofsky, Steven  45,008    5,003       40,005

Quigley, John G.    2,223    2,223        - 0 -

First River
 Road Corp.           1         1         - 0 -

Roob Peck McCooey
 Clearing Corp.    16,667   16,667        - 0 -

Rutberg, Fredric
 D. and Phillip F.
 Heller            24,505    1,502       23,003


Samberg, Arthur J. 69,628    8,889       60,739

Schafran,
 Lynn Hecht*       42,854    9,890       32,964

Scheer, Perry J.   18,217   16,467        1,750

Smith Barney,
 Inc.              22,501   22,501        - 0 -

Spear Leeds
 & Kellogg          5,500    5,500        - 0 -

Tawil, Joseph
 and Ruth           8,148    4,445        3,703

Terzi, Ronald
 and Esther         4,074    2,223        1,851

Tosyd, Inc.         4,873    4,500          373

Trask, Robert W.      835      835        - 0 -

Travis, Brian A.
 and Joanne
 Carcano           47,500   47,500        - 0 -

Travis, Brian and
  Joanne Carcano   39,698   37,198        2,500

Travis, Dorothy
 and Brian          6,651    6,651        - 0 -



          (c) Shares Underlying Placement Agent Warrants


                    Number   Number
                      of       of
                    Common   Common       Number
                    Shares   Shares         of       Percent
                    Benefi-  Covered      Shares     of Class
Selling             cially   By This    Owned After  If Over
Shareholders        Owned   Prospectus   Offering     1%

Gilford
 Securities, Inc.   100,000   100,000     - 0 -

FBB Corp.(4)*       100,000   100,000     - 0 -



                 (d) Shares Underlying Options


                    Number   Number
                      of       of
                    Common   Common       Number
                    Shares   Shares         of       Percent
                    Benefi-  Covered      Shares     of Class
Selling             cially   By This    Owned After  If Over
Shareholders        Owned   Prospectus   Offering     1%

FBB Corp.(4)*      150,000    150,000     - 0 -


*    These shareholders are listed in more than one Selling
     Shareholder section.

(1) Wife of Richard Brown, a Director. Ms. Brown disclaims any beneficial ownership of the shares held by Richard Brown.

(2)  Son of Richard Brown, a Director.

(3)  Wife of Donald J. Carlin, a Director.

(4)  A corporation controlled by Fernand B. Baer.

     Information set forth in the tables regarding the securities owned by each Selling Shareholder is provided to the best knowledge of the Company based on information furnished to the Company by the respective Selling Shareholder and/or available to the Company through its stock transfer records. No Selling Shareholder is obligated to sell his or her shares.

           PLAN OF DISTRIBUTION/DETERMINATION OF OFFERING PRICE

     The common stock offered hereby may be sold by the Selling Shareholders or by pledgees, donees, transferees or other successors-in-interest (including sales after exercise of warrants). Such sales may be made in the over-the- counter market, in privately negotiated transactions, or otherwise, at prices and at terms then prevailing, at prices related to the then current market prices or at negotiated prices. The common stock may be sold by one or more of the following methods: (a) a block trade in which the broker or dealer so engaged will attempt to sell the common stock as agent, but may position and resell a portion of the block as principal in order to consummate the trans action; (b) a purchase by a broker or dealer as principal, and the resale by such broker or dealer for its account pursuant to this Prospectus, including resale to another broker or dealer; or (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by a Selling Shareholder may arrange for other brokers or dealers to participate. Any such brokers or dealers will receive commissions or discounts from a Selling Shareholder in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. Any gain realized by such a broker or dealer on the sale of shares which it purchases as a principal may be deemed to be compensation to the broker or dealer in addition to any commission paid to the broker by a Selling Shareholder.

     The securities covered by this Prospectus may be sold under Rule 144 instead of under this Prospectus. None of the common stock currently qualifies for sale under Rule 144. In general, under Rule 144, "restricted securities" may be sold after a two-year holding period in ordinary market transactions through a broker or with a market maker subject to volume limitations as follows: within any three-month period, a number of shares may be sold which does not exceed the greater of 1% of the number of outstanding shares of Common Stock or the average of the weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Sales under Rule 144 require the filing of a Form 144 with the Securities and Exchange Commission. However, if the shares have been held for more than three years by a person who is not an "affiliate", there is no limitation on the manner of sale or the volume of shares that may be sold and no such filing is required. The Company will not receive any portion of the proceeds of the securities sold by the Selling Shareholders, but will receive amounts upon exercise of Warrants, if any are exercised, which funds will be used for working capital. There is no assurance that the Selling Shareholders will sell any or all of the common stock offered hereby.

     The Selling Shareholders have been advised by the Company that during the time each is engaged in distribution of the securities covered by this Prospectus, each must comply with Rules 10b-5 and 10b-6 under the Securities Exchange Act of 1934, as amended, and pursuant thereto: (i) each must not engage in any stabilization activity in connection with the Company's securities; (ii) each must furnish each broker through which securities covered by this Prospectus may be offered the number of copies of this Prospectus which are required by each broker; and (iii) each must not bid for or purchase any securities of the Company or attempt to induce any person to purchase any of the Company's securities other than as permitted under the Securities Exchange Act of 1934, as amended. Any Selling Shareholders who may be "affiliated purchasers" of the Company as defined in Rule 10b-6, have been further advised that pursuant to Securities Exchange Act Release 34-23611 (September 11, 1986), they must coordinate their sales under this Prospectus with each other and the Company for purposes of Rule 10b-6.

                         DESCRIPTION OF SECURITIES

Common Stock

     The authorized common stock of the Company consists of 100,000,000 shares of $.001 par value common stock. All shares have equal voting rights, one vote per share, and are not assessable. Voting rights are not cumulative; therefore, the holders of more than 50% of the common stock of the Company could, if they chose to do so, elect all the Directors.

     Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after satisfaction of all liabilities and distribution to preferred shareholders, if any, will be distributed pro rata to the holders of the common stock. The holders of the common stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of common stock presently outstanding are, and the shares of common stock to be sold pursuant to this offering will be, upon issuance, fully paid and non-assessable.

     Holders of common stock are entitled to dividends, when and if declared by the Board of Directors of the Company, out of funds legally available therefor. The Company has not paid any cash dividends on its common stock, and it is unlikely that any such dividends will be declared in the foreseeable future.

Preferred Stock

     The authorized preferred stock of the Company consists of 40,000,000 shares at $.001 par value per share. The preferred stock is voting and may be issued in series as determined by the Board of Directors. As is required by law, each series must designate the number of shares in the series and each share of a series must have identical rights of (1) dividend, (2) redemption, (3) rights in liquidation, (4) sinking fund provisions for the redemption of shares, and (5) terms of conversion.

Series B Convertible Exchangeable Preferred Stock

     The Series B Convertible Exchangeable Preferred Stock is from a designated series of the Company's authorized voting preferred stock. The Series was sold for $1.00 per share, and has an established declared dividend of $.07 per annum per share, due on the 30th day of June of each year. The dividend accumulates if not paid when due. The dividend may be paid in cash or in stock at the sole discretion of the Board of Directors. If paid in stock, the common shares issued will be valued at the average bid price for the 30 days preceding the June 30 payment date. Once the price per share of common stock is determined, a number of common shares equal to the total dollar value of the dividend which was to be paid on June 30 will be issued, with any fractional shares of the common stock dividend rounded up.

     Call Provision

     At any time on or after June 30, 1996, and before June 30, 1999, the Company at its sole option may call the Series B Preferred for redemption at a redemption price of $1.00 per share plus accumulated unpaid dividends. The call shall provide for written notice of not less than 30 nor more than 60 days of the proposed redemption date during which call period the Series B holder may either exercise his conversion rights as discussed below and convert each share of Series B Preferred to one share of common stock, or at the expiration of the call period his rights as a shareholder shall expire upon receipt of the redemption price.

     Conversion Rights

     The holder of any shares of this Series B Preferred at his sole option may, at any time until June 30, 1999 (subject to the call provision), convert any or all of the shares of the Series B Preferred Stock held by him into one fully paid and non-assessable share of the Company's $.001 par value common stock for each share of Series B Preferred Stock converted. Accordingly, assuming all dividends have been paid, the 2,000,000 shares of Series B Preferred Stock offered herein may be converted to an equal number of common shares. After June 30, 1999, all rights of conversion cease. The conversion rate is subject to adjustments for such things as stock dividends, stock splits, and reclassifications in the normal course.

     Exchange Rights

     At the sole option of the Company on any dividend payment date on or after June 30, 1995 and before June 30, 1999, it may exchange for the Series B Preferred Stock in whole for the Company's secured promissory note which bears interest at 8% per annum, and is payable in equal quarterly installments of principal and interest payable on September 30, December 31, March 31, and June 30 of each year with the note due in full on or before June 30, 1999.

     This note shall be senior to all other debt of the Company except bank debt and purchase money financing secured by the object purchased, and a security agreement shall be established accordingly.

     Holders of outstanding shares of this Series B Convertible Exchangeable Preferred Stock will be entitled to receive $1.00 principal amount of the note in exchange for each share of this Series held by them at the time of exchange, plus an amount equal to any accrued but unpaid cash dividends. The Company will mail to each holder of record of the shares of this Series written notice of its intention to exchange no less than 30 nor more than 60 days prior to the date fixed for the exchange (the "exchange date"). Each such notice shall state: (i) the exchange date;
(ii) the place or places where certificates for such shares are to be surrendered for exchange into the note; and (iii) that dividends on the shares to be exchanged will cease to accrue on such exchange date. Prior to giving notice of intention to exchange, the Company shall execute and deliver to the Exchange Agent the original note and security agreement in conformity with the Designation. The Company will cause the note and security agreement to be authenticated on the dividend payment date on which the exchange is effective, and the Company will pay interest on the note at the rate and on the dates specified in such note from the exchange date. There is no penalty for prepayment.

Class E Common Stock Purchase Warrants

     Each Class E Common Stock Purchase Warrant entitles the holder to purchase one share of the Company's common stock at $1.50 per share at anytime until 5:00 p.m. June 15, 1999. The Class E Common Stock Purchase Warrants are callable by the Company upon 30 days written notice. The Class E Common Stock Purchase Warrants have been issued pursuant to a Warrant Agreement between the Company and American Securities Transfer, Inc. (the "Warrant Agent"). The Company has authorized and reserved for issuance the shares of common stock issuable upon exercise of the Class E Common Stock Purchase Warrants.

     The Class E Common Stock Purchase Warrants contain the customary anti-dilution provisions so as to avoid dilution of the equity interest represented by the underlying common stock upon the occurrence of certain events such as share dividends or splits. The anti-dilution provisions will not apply in the event that a merger or acquisition is undertaken by the Company prior to exercise of the Class E Common Stock Purchase Warrants. In the event of a liquidation, dissolution or winding up of the Company, holders of the Class E Common Stock Purchase Warrants will not be entitled to participate in any distribution of the assets of the Company. Holders of the Class E Common Stock Purchase Warrants will have no voting, preemptive, liquidation or other rights of a shareholder, and no dividends will be declared on the Class E Common Stock Purchase Warrants.

     The Class E Common Stock Purchase Warrants also have over-subscription privileges so that persons who elect to exercise their Class E Common Stock Purchase Warrants may also subscribe for any shares which underlie any Class E Common Stock
Purchase Warrants not exercised at the expiration of the Class E
Common Stock Purchase Warrant term.

Placement Agent Warrants

     Each Placement Agent Warrant entitles the holder to purchase one share of the Company's common stock at the price of $1.00 per share, at any time until 5:00 p.m. on October 15, 1999. There is no provision for the call or redemption of the Placement Agent Warrants. The Placement Agent Warrants have been issued pursuant to a Warrant Agreement between the Company and American Securities Transfer, Inc., and the Company has authorized and reserved for issuance the shares of common stock issuable upon the exercise of the Placement Agent Warrants.

     The Placement Agent Warrants contain the customary antidilution provisions so as to avoid dilution of the equity interest represented by the underlying common stock upon the occurrence of certain events such as share dividends or splits. The antidilution provisions will not apply in the event that a merger or acquisition is undertaken by the Company prior to the exercise of the Placement Agent Warrants. In the event of a liquidation, dissolution or winding up of the Company, holders of the Placement Agent Warrants will not be entitled to participate in any distribution of the assets of the Company. Holders of the Placement Agent Warrants will have no voting, redemptive, liquidation or other rights of a shareholder, and no dividends will be declared or paid to holders of the Placement Agent Warrants. The Placement Agent Warrants were issued pursuant to the Placement Agent Agreement entered into by and between Gilford Securities, Inc. and the Company as part of the private placement of the Series B Convertible Exchangeable Preferred Stock, which private placement was closed during October 1994. As part of the Agreement, the Placement Agent Warrants were issued to Gilford Securities, Inc. and persons appointed by Gilford Securities, Inc., who in turn may not reassign the Warrants prior to October 15, 1995.

General

     The exercise prices and number of shares of common stock or other securities issuable on exercise of the Warrants are also subject to adjustment in certain circumstances, including a stock dividend, stock split, recapitalization, reorganization, merger or consolidation of the Company.

     The Warrants may be exercised upon surrender of the Warrant Certificate on or prior to the expiration date at the offices of the Company, with the exercise form of the Warrant completed and executed as indicated, accompanied by full payment of the exercise price (by certified check payable to the Company) for the number of Warrants being exercised. The Warrantholders do not have the rights or privileges of holders of common stock.

Warrant Agent

     The Warrant Agent for the Warrants is American Securities
Transfer, Inc., Denver, Colorado.

Fernand Baer Options

     As payment to Fernand Baer for his investment banking services, the Company granted Mr. Baer or his assignee 150,000 options. Each option entitles the holder to purchase one share of restricted common stock at the price of $.90 per share, at any time until 5:00 p.m. on September 15, 1997.

Transfer Agent and Registrar

     The Transfer Agent and Registrar for the Company's common stock is American Securities Transfer, Inc., Denver, Colorado.

                               LEGAL MATTERS

     The validity of the issuance of the common stock offered hereby will be passed upon for the Company by Cohen Brame & Smith
Professional Corporation, 1700 Lincoln Street, Suite 1800,
Denver, Colorado 80203. A director of the firm beneficially owns approximately 9,000 shares of the Company's common stock.

                                  EXPERTS

     The consolidated financial statements incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said reports.

No dealer, salesman or other person is
authorized to give any information or to make any representations not contained in this Prospectus in connection with the offer made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation would be unlawful. The delivery of this Prospectus at any time does not imply that information contained herein is correct as of any time subsequent to its date.








                             TABLE OF CONTENTS

                                                 Page

DOCUMENTS INCORPORATED BY REFERENCE. . . . . .    -2-

AVAILABLE INFORMATION. . . . . . . . . . . . .    -2-

ANNUAL AND QUARTERLY REPORTS . . . . . . . . .    -3-

INDEMNIFICATION. . . . . . . . . . . . . . . .    -3-

PROSPECTUS SUMMARY . . . . . . . . . . . . . .    -4-

RISK FACTORS . . . . . . . . . . . . . . . . .    -6-

USE OF PROCEEDS. . . . . . . . . . . . . . . .    -9-

DIVIDEND POLICY. . . . . . . . . . . . . . . .    -9-

MANAGEMENT . . . . . . . . . . . . . . . . . .    -9-

PRINCIPAL SHAREHOLDERS . . . . . . . . . . . .    -11-

SELLING SHAREHOLDERS . . . . . . . . . . . . .    -13-

PLAN OF DISTRIBUTION/DETERMINATION OF
 OFFERING PRICE. . . . . . . . . . . . . . . .    -17-

DESCRIPTION OF SECURITIES. . . . . . . . . . .    -18-

LEGAL MATTERS. . . . . . . . . . . . . . . . .    -23-

EXPERTS. . . . . . . . . . . . . . . . . . . .    -23-

                                DELTA-OMEGA
                            TECHNOLOGIES, INC.







                               COMMON STOCK






                          _______________________

                                PROSPECTUS
                          _______________________


















                           ______________, 1996


                                    II

                  INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth the estimated expenses, other than the possible discounts and commissions, in connection with the offering described in this Registration Statement.


                                             Total

Registration Fee Under Securities Act of
1933 . . . . . . . . . . . . . . . . . .  $1,364.44

Printing and Engraving . . . . . . . . .   1,000.00*

Accounting Fees and Expenses . . . . . .   1,000.00*

Legal Fees and Expenses. . . . . . . . .   5,000.00*

Blue Sky Fees and Expenses (including
related legal fees). . . . . . . . . . .   2,000.00*

Transfer Agent Fees. . . . . . . . . . .   1,000.00*

Miscellaneous. . . . . . . . . . . . . .     467.46*


     Total . . . . . . . . . . . . . . . $11,831.90


*  Estimated

Item 15.  Indemnification of Officers and Directors

     Article X of the Company's Articles of Incorporation provides that the Registrant may indemnify each director, officer, and any employee or agent of the Registrant and his heirs, executors, and administrators, against expenses reasonably incurred or any amounts paid by him in connection with any action, suit, or proceeding to which he may be made a party by reason of his being or having been a director, officer, employee or agent of the Registrant in the same manner as is provided by the laws of the State of Colorado as summarized below.

     Under the Colorado Business Corporation Act, a corporation has the power to indemnify against liability any current or former director, officer, employee or agent. Colorado Revised Statutes ("C.R.S.") Sec.7-109-101, et seq. Under C.R.S. Sec. 7-109-102, a corporation may indemnify a director if (1)
 the director conducted himself in good faith, (2) the director reasonably believed that his conduct was not opposed to the corporation's best interests, or if acting in his official capacity, that his conduct was in the corporation's best interests and (3) in the case of a criminal proceeding, the director had no reasonable cause to believe his conduct was unlawful. The Colorado Business Corporation Act also gives each corporation the power to eliminate or limit the personal liability of a director of the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director unless the breach of fiduciary duty involves breach of loyalty to the corporation or its shareholders, acts or omissions involving intentional misconduct or a knowing violation of law, acts specified in C.R.S. Sec. 7-108-403 (improper distribution of assets, dividends or share repurchases) or any transaction whereby the director derived an improper personal benefit. C.R.S. Sec. 7-108-402.

Item 16.   Exhibits and Financial Statement Schedules

(a) The following exhibits are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B:

     3.1 Articles of Incorporation and Bylaws (Incorporated by reference to Exhibit 3 to the Company's Registration
          Statement (SEC File No. 33-45527).

     4.1  Form of Common Stock Purchase Warrants.**

     4.2 Designation of Series of Preferred Stock (Incorporated by reference to Exhibit 4 to Report on Form 10-KSB for period ended August 31, 1995).

     5.0 Opinion of Cohen Brame & Smith Professional Corporation regarding the legality of the securities being registered.**

     10.1 Warrant Agreement With American Securities Transfer,
          Inc.**

     24.1 Consent of Cohen Brame & Smith Professional Corporation
          (Included in Exhibit 5.0).

     24.2 Consent of Arthur Andersen LLP*


*    Filed herewith.
**   Previously filed.


Item 17.  Undertakings

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include a Prospectus required by Section
10(a)(3) of the Securities Act of 1933.

               (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions in Item 15 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing this Post-Effective Amendment No. 2 to Form S-2 and authorizes this Registration Statement to be signed on its behalf by the undersigned, at Broussard, Louisiana, on the _____ day of January, 1997.

                              DELTA-OMEGA TECHNOLOGIES, INC.



                              By: /s/ James V. Janes III
                                  James V. Janes, III, President


                             POWER OF ATTORNEY

     Each person whose individual signature appears below has constituted and appointed James V. Janes, III as his true and lawful attorney-in-fact with full power of substitution to execute in the name and on behalf of such person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post- effective amendments.

     In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement was signed by the following persons in the capacities and on the dates indicated.


Signature           Title                    Date

L. G. Schafran      Chairman of the Board    January ___, 1997
by James V. Janes
III, my attorney-
in-fact

James V. Janes,     Director and President   January ___, 1997
III

Donald P. Carlin    Director                 January ___, 1997
by James V. Janes
III, my attorney-
in-fact

Richard A. Brown    Director                 January ___, 1997
by James V. Janes
III, my attorney-
in-fact

David H. Peipers    Director                 January ___, 1997
by James V. Janes
III, my attorney-
in-fact

Marian A. Bourque   Chief Financial Officer  January ___, 1997
by James V. Janes   (Principal Accounting
III, my attorney-   Officer) Secretary
-in-fact            and Treasurer

                                        File  No. 33-90604





                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549





                      DELTA-OMEGA TECHNOLOGIES, INC.






                          _______________________







                                 EXHIBITS

                                    TO

                      POST-EFFECTIVE AMENDMENT NO. 2

                                    TO
                                 FORM S-2


                          Registration Statement

                                   Under

                        The Securities Act of 1933

                             INDEX TO EXHIBITS



                                                  Sequentially
Exhibit Number                                    Numbered
in Form S-2         Description                   Page

24.2                Consent of Arthur
                    Andersen LLP

                              EXHIBIT NO. 4.1

                  FORM OF COMMON STOCK PURCHASE WARRANTS

                         EXHIBIT NOS. 5.0 AND 24.1

          OPINION OF COHEN BRAME & SMITH PROFESSIONAL
CORPORATION
                             EXHIBIT NO. 10.1

  WARRANT AGREEMENT WITH AMERICAN SECURITIES TRANSFER, INC.

                             EXHIBIT NO. 10.2

           ORDER FOR SUPPLIES FROM U.S. GOVERNMENT OR SERVICES
                            (OMB NO. 0704-0187)

                             EXHIBIT NO. 24.2

                      CONSENT OF ARTHUR ANDERSEN LLP


As independent public accountants, we hereby consent to the incorporation by reference in this registration statement of our report dated October 2, 1996 included in Delta-Omega Technology, Inc.'s Form 10-KSB for the year ended August 31, 1996 and to all references to our Firm included in this registration statement.


ARTHUR ANDERSEN LLP

New Orleans, Louisiana
January 21, 1997